SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2015
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2015, incorporated by reference herein:
Exhibit
99.1
Release dated February 19, 2015, entitled “REPORT TO SHAREHOLDERS FOR THE SECONDED QUARTER AND SIX MONTHS ENDED
31 DECEMBER 2014”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: February 19, 2015 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

REPORT TO SHAREHOLDERS
FOR THE SECOND Q UARTER AND SIX MONTHS ENDED 31 DECEMBER 2014
Q2 2015 vs Q1 2015
• Gold production down 3% to 36 010 oz
• All-in sustaining costs down 7% to US$1 149/oz
• Operating proﬁt up 6% to R84.4 million
• Cash balance up 19% to R242.3 million
HY2015 vs HY2014
• Gold production up 6% to 73 015 oz
• All-in sustaining costs down 5% to US$1 194/oz
• Operating proﬁt up 5% to R164.1 million
• EBITDA up 59% to R117.1 million
REVIEW OF OPERATIONS
Group
Quarter
31 Dec 2014
Quarter
30 Sep 2014
%
change
Quarter
31 Dec 2013
*Restated
6 months to
31 Dec 2014
6 months to
31 Dec 2013
*Restated
%
change
6 months to
30 Jun 2014
Gold production
oz
36 010
37 005 (3) 35 043
73 015
68 640 6 64 269
kg
1 120
1 151 (3) 1 090
2 271
2 135 6 1 999
Gold sold
oz
36 010
38 291 (6) 35 043
74 301
71 437 4 62 983
kg
1 120
1 191 (6) 1 090
2 311
2 222 4 1 959
Cash operating costs
US$ per oz
1 010
1 085 (7) 1 013
1 048
1 087 (4) 1 150
R per kg
365 021
375 044 (3) 330 585
370 101
351 557 5 395 221
All-in sustaining costs
US$ per oz
1 149
1 237 (7) 1 150
1 194
1 254 (5) 1 153
R per kg
415 194
427 631 (3) 375 246
421 497
405 450 4 397 676
Average gold price
received
US$ per oz
1 203
1 284 (6) 1 267
1 244
1 300 (4) 1 295
R per kg
434 802
443 760 (2) 413 359
439 418
420 616 4 446 567
Operating proﬁt
R million
84.4
79.7 6 84.1
164.1
156.1 5 103.9
Operating margin
%
17.3
15.1 15 18.7
16.2
16.7 (3) 11.9
All-in sustaining costs
margin
%
4.5
3.6 25 9.2
4.1
3.6 14 10.9
EBITDA
R million
69.1
48.0 44 48.1
117.1
73.8 59 130.0
Headline earnings/(loss)
R million
0.1
(1.1) 109 2.3
(1.0)
(12.5) 92 12.7
R cents per share
–
– – 1
–
(3) 100 3
* Refer to Note 2: Restatements.
# EBITDA refers to earnings before interest, income tax, depreciation, amortisation and impairments of subsidiaries and includes attributable share of earnings before interest, income tax, depreciation, amortisation and impairments of equity accounted investments.
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
Interest rate issuer: DRDI
ISIN: ZAE 000058723
Issuer code:DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or “the company”)
SHAREHOLDERS INFORMATION
Issued capital
385 383 767 ordinary no par value shares
6 155 559 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 386 621 795

REPORT TO SHAREHOLDERS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2014
Market capitalisation
As at 31 Dec 2014 (Rm)
743.8
As at 31 Dec 2014 (US$m)
64.1
As at 30 Sep 2014 (Rm)
1 479.9
As at 30 Sep 2014 (US$m)
131.0
Stock traded
JSE
NYSE *
Average volume for the quarter per day (‘000)
460
2 275
% of issued stock traded (annualised)
31
154
Price
• High
R3.82
$3.480
• Low
R1.79
$1.350
• Close
R1.93
$1.540
* This data represents per share data and not ADS data – one ADS reﬂects 10 ordinary shares.
DEAR SHAREHOLDER
The previously-announced, planned test work on the ﬂotation/ﬁne-grind (FFG) circuit dominated the work programme at Ergo’s Brakpan plant in the three months to December 2014. The return of our operating circuits to steady state in the preceding ﬁve months provided both a base case from which we could track the performance of the FFG circuit, and allowed us to do the required work in a measured way.
From the outset, the ﬂoat circuit performed well, while the mills – although not fully optimised – managed to break down the composition of the ﬂoat concentrate to a sufﬁciently small fraction to achieve the increase in soluble gold that we had set out to achieve. Actual gold production that we could separately measure, having isolated the high-grade throughput from the remainder of the plant, was consistent with the increase in dissolved gold. Residue values – a key efﬁciency indicator – decreased by the desired 0.03g/t.
We were particularly pleased that the test work had no adverse impact on gold production, in spite of the fact that one-third of total throughput – consisting mainly of higher grade material – was diverted into the FFG circuit for test work. Inventory or lock-up stabilised within the ﬁrst month, while the remainder of test work had very little impact on gold output. We obtained valuable data from the trends we saw emerge. This helped us to decide on further ways to optimise the performance of the FFG circuit and the conﬁguration of the plant, and we were able to re-start the remaining two lines of the FFG circuit in January 2015.
Towards the end of the quarter, the combined impact of electricity cuts by power utility Eskom and the ﬂooding of one of the reclamation sites after a heavy summer downpour caused a slight drop in forecast production in a quarter that was otherwise, by and large, consistent with expectations.
This letter would not be complete without some input on the impact on us of the afore-mentioned power cuts. These were a consequence of ”load-shedding” by Eskom – the term used by the power utility to describe its practice of cyclically switching off power to consumers in order to balance supply and demand while undertaking urgent and necessary maintenance.
In December, over a period of ﬁve days, the load-shedding roster caused a loss of 67 hours of production due to the fact that our operating footprint extends over four different load-shedding zones. We have since managed to agree with Eskom a consumption curtailment agreement in terms of which we reduce, on request, total consumption by an agreed percentage during load-shedding hours. This means that, on the whole, we are able to maintain uninterrupted tonnage throughput but recoveries may reduce due to certain parts of the operating line going down during the load reduction periods.
With load-shedding having become far more frequent in late January and early February, we are testing different scenarios to decide the optimal configuration to address this requirement. Typically, in “Stage 1” and “Stage 2” load-shedding scenarios (shedding of up to 1 000 MW and 2 000 MW of the national load, respectively) we are required to reduce power consumption by up to 10% of base load. “Stage 3”, which Eskom has so far managed to avoid, would require a reduction of 20%.
An important risk-mitigating measure that we implemented in the months after the suspension of the FFG in April 2014 was the installation of back-up power and other engineering upgrades to ensure that the plant is kept in a state of readiness during power interruptions. These measures have been put to the test several times during the last few months, and have all performed to speciﬁcation. We have been able to resume full production without any delay after each power interruption.
HALF YEAR TO 31 DECEMBER 2014 vs HALF YEAR
TO 31 DECEMBER 2013
Operational review
Gold production for the ﬁrst six months of FY2015 was 6% higher at
73 015oz, compared with the ﬁrst six months of FY2014. This was due to a 9% increase in the average yield to 0.196g/t, reﬂecting the restoration of metallurgical efﬁciencies and operating business improvements following the temporary suspension of the company’s new FFG circuit in April 2014. Throughput for the six months under review was 3% lower at 11 591 000t due mainly to heavy summer rainfall and Eskom power cuts.
Cash operating costs were 5% higher at R370 101/kg, a consequence of additional costs associated with the running of one stream of the FFG circuit and the processing of sand material at the City Deep plant, and of general inﬂationary increases averaging 8.3% year-on- year. The same factors drove

REPORT TO SHAREHOLDERS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2014

all-in sustaining costs 4% higher to R421 497/kg, offset somewhat by a higher yield and lower capital expenditure of R48.1 million compared with R107.8 million.
Financial review
Revenue increased by 9% to R1 015.5 million, a consequence both of a 4% rise in gold sold to 74 301oz and in the average Rand gold price received to R439 418/kg. Operating proﬁt was 5% higher at R164.1 million, after accounting for cash operating costs, 12% higher at R840.5 million.
While the operating margin was 3% weaker at 16.2% (a consequence of the FFG circuit test work, where one-third of production capacity was used but the full portion of ﬁxed costs was incurred), the all-in sustaining costs margin strengthened to 4.1% due to lower capital expenditure.
Earnings before interest, taxes, depreciation and amortisation (EBITDA) were 59% higher at R117.1 million due mainly to higher operating proﬁt, lower corporate costs, and a proﬁt realised on the sale of non-core land. The headline loss narrowed by 92% to R1.0 million (0 South African cents per share).
Q2 2015 vs Q1 2015
Operational review
While the average yield rose 2% to 0.198g/t in the second quarter of FY2015 compared with the ﬁrst quarter, throughput was 5% lower at 5 653 000t, resulting in a 3% decline in gold production to 36 010oz. Improved yield resulted both from the running of one of the FFG circuit’s streams during test work and from improved head grades from the Crown/City section. Throughput was negatively impacted both by heavy rainfall and power cuts, prior to the signing of the afore-mentioned agreement with Eskom.
Gold sold was 6% lower at 36 010oz, a consequence of lower production and increased inventory.
Cash operating costs and all-in sustaining costs were 3% lower at R365 021/kg and R415 194/kg respectively, a consequence both of lower throughput and no Eskom winter tariff incurred during the quarter under review.
Capital expenditure was 92% higher at R31.6 million due to the capitalisation of back-up generators commissioned in October 2014.
Financial review
Revenue was 8% lower at R487.0 million, reﬂecting lower gold sales and a 2% decline in the average Rand gold price received to R434 802/kg.
After accounting for cash operating costs – 5% lower at R408.8 million due to lower throughput and no Eskom winter tariff applicable – operating proﬁt was 6% higher at R84.4 million.
The operating margin strengthened to 17.3% from 15.1% and the all-in sustaining costs margin to 4.5% from 3.6%, a consequence of the factors outlined above.
EBITDA was 44% higher at R69.1 million due mainly to higher operating proﬁt and a proﬁt realised on the sale of non-core land. Headline earnings of R0.1 million (0 South African cents per share) were recorded compared with a headline loss of R1.1 million in the previous quarter (0 South African cents per share).
Board changes
Robert Hume retired as an independent, non-executive director and the chairman of the Audit and Risk Committee with effect from 31 October 2014. From 1 November 2014 Johan Holtzhausen assumed the chairmanship of the Audit and Risk Committee. On 12 December 2014 the company announced Riaan Davel’s appointment as CFO and as executive director of the company with effect from 6 January 2015.
Looking ahead
On 31 January 2015 we notiﬁed Village Main Reef Limited (“VMR”) management of our support for the offer by Heaven-Sent Capital Management Group Company Limited to acquire the entire share capital of VMR for R12.25 per share. We own 3 285 714 unencumbered shares in VMR and a further 1 million encumbered shares are held in escrow.
At 31 December 2014, we carry an unrestricted cash balance of R228.4 million. We have decided though not to declare an interim dividend, but rather seek early redemption of the remaining balance of approximately R77 million still owing on our Domestic Medium Term Note Programme. This would represent the ﬁnal payment of the notes that were used to ﬁnance capital expenditure.
Insofar as our operations are concerned, our near-term focus will be to optimise the FFG circuit amidst the new challenge of intermittent power supply.
Niël Pretorius
Chief Executive Ofﬁcer
19 February 2015

REPORT TO SHAREHOLDERS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2014
CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
Quarter
31 Dec 2014
Quarter
30 Sep 2014
Quarter
31 Dec 2013
6 months to
31 Dec 2014
6 months to
31 Dec 2013
6 months to
30 Jun 2014
Rm
Rm Rm
Rm
Rm Rm
* Restated * Restated * Restated
Notes
Unaudited
Unaudited Unaudited
Unaudited
Unaudited
Unaudited
Gold and silver revenue
487.0
528.5 450.6
1 015.5
934.6 874.8
Net operating costs
(402.6)
(448.8) (366.5)
(851.4)
(778.5) (770.9)
Cash operating costs
(408.8)
(431.7) (360.4)
(840.5)
(750.6) (790.0)
Movement in gold in process
6.2
(17.1) (6.1)
(10.9)
(27.9) 19.1
Operating proﬁt
84.4
79.7 84.1
164.1
156.1 103.9
Depreciation
(48.9)
(40.0) (36.8)
(88.9)
(73.2) (86.8)
Movement in provision for environmental
rehabilitation
(2.0)
(2.0) (1.6)
(4.0)
(5.6) 92.1
Environmental rehabilitation costs
(4.7)
(4.6) (10.8)
(9.3)
(21.5) (8.5)
Retrenchment costs
(0.5)
(5.8) –
(6.3)
(2.4) (4.3)
Care-and-maintenance costs
(3.2)
(3.8) (3.6)
(7.0)
(8.7) (6.7)
Other operating (expenses)/income
(0.3)
2.1 (2.5)
1.8
(0.6) (11.6)
Gross proﬁt from operating activities
24.8
25.6 28.8
50.4
44.1 78.1
Impairments 3
(7.4)
(2.0) (4.5)
(9.4)
(5.3) (51.3)
Share of losses of equity accounted investments
–
– –
–
– (0.3)
Corporate and administration expenses
(16.5)
(16.1) (17.5)
(32.6)
(42.7) (33.4)
Share-based payments
0.7
(1.1) –
(0.4)
(0.8) (2.5)
Proﬁt/(loss) on disposal of assets
11.2
(0.4) –
10.8
– 1.0
Net ﬁnance expenses
(6.2)
(7.6) (5.4)
(13.8)
(11.4) (12.9)
Proﬁt/(loss) before income tax
6.6
(1.6) 1.4
5.0
(16.1) (21.3)
Income tax
(4.7)
(3.1) (5.6)
(7.8)
(10.3) (7.0)
Net proﬁt/(loss) for the period
1.9
(4.7) (4.2)
(2.8)
(26.4) (28.3)
Attributable to:
Equity owners of the parent
1.0
(3.3) (2.2)
(2.3)
(17.8) (28.5)
Non-controlling interest
0.9
(1.4) (2.0)
(0.5)
(8.6) 0.2
1.9
(4.7) (4.2)
(2.8)
(26.4) (28.3)
Other comprehensive income
Foreign exchange translation and other
–
– (0.3)
–
0.2 –
Fair value adjustment of available-for-sale
investments
(0.8)
0.8 –
–
– (51.6)
Total comprehensive income for the period
1.1
(3.9) (4.5)
(2.8)
(26.2) (79.9)
Attributable to:
Equity owners of the parent
0.2
(2.5) (2.5)
(2.3)
(17.6) (78.3)
Non-controlling interest
0.9
(1.4) (2.0)
0.5
(8.6) (1.6)
1.1
(3.9) (4.5)
(2.8)
(26.2) (79.9)
Reconciliation of headline earnings/(loss)
Net proﬁt/(loss)
1.0
(3.3) (2.2)
(2.3)
(17.8) (28.5)
Adjusted for:
– Impairments
7.4
2.0 4.5
9.4
5.3 51.3
– (Proﬁt)/loss on disposal of assets
(11.2)
0.4 –
(10.8)
– (1.0)
– Share of losses on equity accounted
investments (impairments)
–
– –
–
– 0.3
– Proﬁt on disposal of equity accounted
investment
–
– –
–
– (2.5)
– Non-controlling interest in headline earnings
adjustment
2.9
(0.1) –
2.8
– (3.6)
– Income tax thereon
–
(0.1) –
(0.1)
–
(3.3)
Headline earnings/(loss)
0.1
(1.1) 2.3
(1.0)
(12.5)
12.7
Earnings/(loss) per share-cents
–
(1) –
(1)
(5) (8)
Headline earnings/per share-cents
–
– 1
–
(3) 3
Diluted earnings/(loss) per share-cents
–
(1) (1)
(1)
(5) (8)
Diluted headline earnings/(loss) per share-cents
–
– 1
–
(3) 3
Calculated on the weighted average ordinary
shares issued of :
379 228 208
379 228 208
379 203 751
379 228 208
379 190 980 379 228 208
The accompanying notes are an integral part of the condensed consolidated ﬁnancial statements.
* Refer to Note 2: Restatements.

REPORT TO SHAREHOLDERS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2014

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at
31 Dec 2014
As at
30 Sep 2014
As at
31 Dec 2013
As at
30 Jun 2014
Rm
Rm
Rm
Rm
* Restated
Notes
Unaudited
Unaudited
Unaudited
Reviewed
Assets
Non-current assets
1 932.8
1 950.2
2 108.7
1 970.3
Property, plant and equipment
1 719.2
1 734.3
1 796.6
1 755.5
Equity accounted investments
–
–
0.3
–
Non-current Investments and other assets
28.7
36.8
125.2
36.9
Environmental rehabilitation trust funds and investments
183.4
177.7
185.4
176.5
Deferred tax asset
1.5
1.4
1.2
1.4
Current assets
472.9
443.6
450.5
470.4
Inventories
137.0
126.6
122.3
147.2
Trade and other receivables
83.1
103.4
128.8
99.5
Tax receivable
1.4
0.3
–
5.9
Cash and cash equivalents
4
242.3
204.3
199.4
208.9
Assets held-for-sale
6
9.1
9.0
–
8.9
Total assets
2 405.7
2 393.8
2 559.2
2 440.7
Equity and liabilities
Equity
1 471.0
1 469.9
1 561.6
1 481.2
Equity of the owners of the parent
1 239.4
1 239.2
1 327.4
1 249.1
Non-controlling interest
231.6
230.7
234.2
232.1
Non-current liabilities
622.5
590.5
737.0
652.0
Loans and borrowings
–
–
75.5
75.5
Finance lease obligation
20.4
–
–
–
Post-retirement and other employee beneﬁts
8.8
9.8
8.8
9.3
Provision for environmental rehabilitation
473.3
462.7
540.4
451.2
Deferred tax liability
120.0
118.0
112.3
116.0
Current liabilities
312.2
333.4
260.6
307.5
Trade and other payables
208.7
232.2
188.2
211.8
Post-retirement and other employee beneﬁts
2.2
2.4
–
2.0
Loans and borrowings
5
77.6
77.5
72.4
73.2
Finance lease obligation
1.8
–
–
–
Liabilities held-for-sale
6
21.9
21.3
–
20.5
Total liabilities
934.7
923.9
997.6
959.5
Total equity and liabilities
2 405.7
2 393.8
2 559.2
2 440.7
The accompanying notes are an integral part of the condensed consolidated ﬁnancial statements.
* Refer to Note 2: Restatements.

REPORT TO SHAREHOLDERS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2014
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Quarter
31 Dec 2014
Quarter
30 Sep 2014
Quarter
31 Dec 2013
6 months to
31 Dec 2014
6 months to
31 Dec 2013
6 months to
30 Jun 2014
Rm
Rm Rm
Rm
Rm Rm
* Restated * Restated * Restated
Unaudited
Unaudited Unaudited
Unaudited
Unaudited Unaudited
Balance at the beginning of the period
1 469.9
1 481.2 1 569.1
1 481.2
1 643.7 1 561.6
Share issue expense
–
– (0.4)
–
(0.4) (0.7)
Increase in share-based payment reserve
–
0.2 0.1
0.2
0.3 0.2
Net proﬁt/(loss) attributable to equity owners of the parent
1.0
(3.3) (2.2)
(2.3)
(17.8) (28.5)
Net proﬁt/(loss) attributable to non-controlling interest
0.9
(1.4) (2.0)
(0.5)
(8.6) 0.2
Dividends declared on ordinary share capital
–
(7.6) –
(7.6)
(53.1) –
Fair-value adjustment on available-for-sale investments
(0.8)
0.8 –
–
– (51.6)
Share Option Scheme buy-out
–
– (2.7)
–
(2.7) –
Other comprehensive income
–
– (0.3)
–
0.2 –
Balance at the end of the period
1 471.0
1 469.9 1 561.6
1 471.0
1 561.6 1 481.2
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
Quarter
31 Dec 2014
Quarter
30 Sep 2014
Quarter
31 Dec 2013
6 months to
31 Dec 2014
6 months to
31 Dec 2013
6 months to
30 Jun 2014
Rm
Rm Rm
Rm
Rm Rm
* Restated * Restated * Restated
Unaudited
Unaudited Unaudited
Unaudited
Unaudited Unaudited
Net cash inﬂow from operations
50.9
86.6 10.9
137.5
22.1 58.6
Net cash outﬂow from investing activities
(5.3)
(17.9) (66.0)
(23.2)
(123.1) (48.8)
Net cash outﬂow from ﬁnancing activities
(7.6)
(73.3) (76.3)
(80.9)
(76.3) (0.3)
Loans and other
–
(73.3) (20.5)
(73.3)
(20.5) (0.3)
Treasury shares/share options acquired
–
– (2.7)
–
(2.7) –
Dividends paid to owners of the parent
(7.6)
– (53.1)
(7.6)
(53.1) –
Increase/(decrease) in cash and cash equivalents
38.0
(4.6) (131.4)
33.4
(177.3) 9.5
Opening cash and cash equivalents
204.3
208.9 330.8
208.9
376.7 199.4
Closing cash and cash equivalents
242.3
204.3 199.4
242.3
199.4 208.9
Reconciliation of net cash inﬂow from operations
Proﬁt/(loss) before income tax
6.6
(1.6) 1.4
5.0
(16.1) (21.3)
Adjusted for:
Movement in gold in process
(6.2)
17.1 6.1
10.9
27.9 (19.1)
Depreciation and impairments
56.3
42.0 41.3
98.3
78.5 138.1
Share of losses of equity accounted investments
–
– –
–
– 0.3
Movement in provision for environmental rehabilitation
2.0
2.0 1.6
4.0
5.6 (92.1)
Share-based payments
(0.7)
1.1 –
0.4
0.8 2.5
(Proﬁt)/loss on disposal of assets
(11.2)
0.4 –
(10.8)
– (1.0)
Proﬁt on sale of equity accounted investment
–
– –
–
– (2.5)
Finance expense and unwinding of provisions
9.7
9.7 9.1
19.4
18.3 19.7
Growth in Environmental Trust Funds
(1.4)
(1.3) (1.1)
(2.7)
(2.2) (2.4)
Other non-cash items
–
(2.4) (4.8)
(2.4)
(3.7) (5.2)
Tax (paid)/received
(3.7)
4.4 (2.0)
0.7
(2.0) (4.2)
Working capital changes
(0.5)
15.2 (40.7)
14.7
(85.0) 45.8
Net cash inﬂow from operations
50.9
86.6 10.9
137.5
22.1 58.6
The accompanying notes are an integral part of the condensed consolidated ﬁnancial statements.
* Refer to Note 2: Restatements.

REPORT TO SHAREHOLDERS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2014

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. BASIS OF PREPARATION
The condensed consolidated interim ﬁnancial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements for interim reports. The listings requirements require interim reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (“IFRS”) and SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting.
The accounting policies applied in the preparation of the condensed consolidated ﬁnancial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual ﬁnancial statements for the year ended 30 June 2014, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.
The condensed consolidated interim ﬁnancial statements of DRDGOLD Limited for the six months ended 31 December 2014 have not been reviewed by an independent auditor.
2. RESTATEMENTS
Impact of changes in accounting policies
The application of standards, amendments to standards and interpretations adopted for the ﬁrst time did not have any effect on the ﬁnancial position or ﬁnancial performance of the group.
Impact of applying IFRS 10 Consolidated Financial Statements on the quarterly and interim results
The impact of the adoption of IFRS 10 and the resulting application of IFRIC 5 (refer below) was not quantiﬁed or reported on in the interim condensed consolidated ﬁnancial statements for the six months ended 31 December 2013. The results for the comparative period ended 31 December 2013 as well as the statement of ﬁnancial position at this date have been restated with the effects of these standards and interpretations where relevant.
The group has adopted IFRS 10 Consolidated Financial Statements and has reassessed the control conclusion for its investees at 1 July 2013. The group’s previous accounting policy was to consolidate the Guardrisk Cell Captive as a special purpose entity (SPE) on a line-by-line basis. With the adoption of IFRS 10 Consolidated Financial Statements the Guardrisk Cell Captive is not considered to be controlled by the group and is therefore not consolidated with an effective date of 1 July 2013.
The Cell Captive cell # 170, of which DRDGOLD is a shareholder, holds funds that may be applied only towards the settlement of the DRDGOLD group’s environmental rehabilitation obligations under ﬁnancial guarantees issued by Guardrisk Insurance Company Limited to the Department of Mineral Resources(DMR). The group is therefore considered to have a right to the funds held in the Guardrisk Cell Captive and therefore recognised a reimbursive right to these funds in the hands of Ergo under IFRIC 5 Interest arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.

REPORT TO SHAREHOLDERS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2014
ADJUSTMENTS TO THE GROUP STATEMENT OF FINANCIAL POSITION
31 Dec 2013 as
stated previously
IFRS 10 and
IFRIC 5
31 Dec 2013
restated
At 31 December 2013
Rm
Rm
Rm
Environmental rehabilitation trust funds and investments
184.6
0.8
185.4
Non-current investments and other assets
125.1
0.1
125.2
Trade and other receivables
129.3
(0.5)
128.8
Deferred tax liability
106.4
5.9
112.3
Trade and other payables
188.8
(0.6)
188.2
Equity of the owners of the parent
1 354.4
(27.0)
1 327.4
Non-controlling interest
212.1
22.1
234.2
ADJUSTMENTS TO THE GROUP STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
Quarter ended 31 December 2013
Quarter ended 31 Dec 2013
as stated previously
IFRS 10 and
IFRIC 5
31 Dec 2013
restated
Rm
Rm
Rm
Corporate and administrative expenses
(19.3)
1.8
(17.5)
Loss before tax
(0.4)
1.8
1.4
Income tax
(5.5)
(0.1)
(5.6)
Loss after tax
(5.9)
1.7
(4.2)
Attributable to:
Equity owners of the parent
(3.6)
1.4
(2.2)
Non-controlling interest
(2.3)
0.3
(2.0)
Total comprehensive income for the year
Attributable to:
Equity owners of the parent
(3.9)
1.4
(2.5)
Non-controlling interest
(2.3)
0.3
(2.0)
Earnings per share attributable to equity owners of the parent
Loss per share (cents)
–
–
–
Diluted loss per share (cents)
(1.0)
–
(1.0)
Headline earnings per share (cents)
–
1.0
1.0
Diluted headline earnings per share (cents)
–
1.0
1.0

REPORT TO SHAREHOLDERS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2014

Six months ended 31 December 2013
Six months ended 31 Dec 2013
as stated previously
IFRS 10 and
IFRIC 5
31 Dec 2013
restated
Rm Rm Rm
Corporate and administrative expenses (42.6) (0.1) (42.7)
Loss before tax (16.0) (0.1) (16.1)
Income tax (10.1) (0.2) (10.3)
Loss after tax
(26.1) (0.3) (26.4)
Attributable to:
Equity owners of the parent (16.9) (0.9) (17.8)
Non-controlling interest (9.2)
0.6
(8.6)
Total comprehensive income for the year
Attributable to:
Equity owners of the parent (16.7) (0.9) (17.6)
Non-controlling interest (9.2)
0.6
(8.6)
Earnings per share attributable to equity owners of the parent
Loss per share (cents) (4.0) (1.0) (5.0)
Diluted loss per share (cents) (4.0) (1.0) (5.0)
Headline loss per share (cents) (3.0) – (3.0)
Diluted headline loss per share (cents) (3.0) – (3.0)
3. IMPAIRMENTS
The group recorded an impairment of R7.4 million for the quarter consisting of:
– R0.5 million against the investment in West Wits Mining Limited; and
– R6.9 million against the investment in Village Main Reef Limited (refer note 7).
4. CASH AND CASH EQUIVALENTS
Included in cash and cash equivalents is restricted cash of R13.9 million (30 September 2014: R13.7 million) in the form of guarantees.
5. LOANS AND BORROWINGS
Included in loans and borrowings is a Domestic Medium Term Note Programme (“DMTN Programme”) under which DRDGOLD can issue notes from time to time. DRDGOLD raised a total of R165 million under the DMTN Programme in July and September 2012. The different unsecured notes issued mature 12 (R20.0 million), 24 (R69.5 million) and 36 (R75.5 million) months from the date of issue and bear interest at the three-month Johannesburg Inter-bank Acceptance Rate (JIBAR) rate (currently 5.725%) plus a margin ranging from 4% to 5% per annum.
6. ASSETS AND LIABILITIES HELD FOR SALE
In line with the group’s strategy to exit underground mining operations, management committed to a plan to sell certain of the underground mining and prospecting rights held by East Rand Proprietary Mines Limited (“ERPM”), including the related liabilities, during FY2014.
On 25 July 2014, DRDGOLD announced that its subsidiaries Ergo Mining Operations Proprietary Limited (EMO) and ERPM had collectively entered into an agreement to dispose of certain underground mining and prospecting rights held by ERPM, and certain other assets on the related mining areas, for an agreed consideration of approximately R220 million.
The disposal is subject to the fulﬁlment of various suspensive conditions including regulatory approvals required for disposals of this nature. A number of these suspensive conditions had not been fulﬁlled at the date of these interim condensed consolidated ﬁnancial statements for the quarter and six months ended 31 December 2014.
7. SUBSEQUENT EVENTS
There were no signiﬁcant subsequent events between the reporting date of 31 December 2014 and the date of issue of these interim condensed consolidated ﬁnancial statements other than outlined below:
On 4 February 2015 Village Main Reef Limited (VMR) announced a ﬁrm intention offer by Heaven-Sent Capital Management Group Company Limited to acquire the entire issued share capital of VMR for a cash consideration of R12.25 per VMR share.
The unemcumbered shares we own in VMR will at this price realise R40.2 million versus the carrying amount at 31 December 2014 of R24.1 million while the proceeds of the 1 million encumbered shares will follow the outcome of pending arbitration proceedings between DRDGOLD Limited and VMR, unless settlement is reached.

10 REPORT TO SHAREHOLDERS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2014
ALL-IN SUSTAINING COSTS RECONCILIATION (UNAUDITED)
R million unless speciﬁed otherwise
Net operating costs
Dec 2014 Qtr
402.6
Sep 2014 Qtr
448.8
Dec 2014 Ytd
851.4
Corporate, administration and other expenses
Dec 2014 Qtr
16.1
Sep 2014 Qtr
15.1
Dec 2014 Ytd
31.2
Rehabilitation and remediation
Dec 2014 Qtr
11.7
Sep 2014 Qtr
11.7
Dec 2014 Ytd
23.4
Capital expenditure (sustaining)
Dec 2014 Qtr
34.4
Sep 2014 Qtr
16.6
Dec 2014 Ytd
51.0
All-in sustaining costs *
Dec 2014 Qtr
464.8
Sep 2014 Qtr
492.2
Dec 2014 Ytd
957.0
Retrenchment costs
Dec 2014 Qtr
0.5
Sep 2014 Qtr
5.8
Dec 2014 Ytd
6.3
Rehabilitation and remediation (not related to current operations)
Dec 2014 Qtr
4.7
Sep 2014 Qtr
4.6
Dec 2014 Ytd
9.3
Care and maintenance costs
Dec 2014 Qtr
3.2
Sep 2014 Qtr
3.8
Dec 2014 Ytd
7.0
Capital expenditure (non-sustaining)
Dec 2014 Qtr
(2.8)
Sep 2014 Qtr
–
Dec 2014 Ytd
(2.8)
All-in costs *
Dec 2014 Qtr
470.4
Sep 2014 Qtr
506.4
Dec 2014 Ytd
976.8
All-in sustaining costs (R/kg)
Dec 2014 Qtr
415 194
Sep 2014 Qtr
427 631
Dec 2014 Ytd
421 497
All-in sustaining costs (US$/oz)
Dec 2014 Qtr
1 149
Sep 2014 Qtr
1 237
Dec 2014 Ytd
1 194
All-in costs (R/kg)
Dec 2014 Qtr
420 046
Sep 2014 Qtr
440 012
Dec 2014 Ytd
430 166
All-in costs (US$/oz)
Dec 2014 Qtr
1 162
Sep 2014 Qtr
1 273
Dec 2014 Ytd
1 218
* All-in cost deﬁnitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

REPORT TO SHAREHOLDERS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2014

There has been no material change to the technical information relating to, inter alia, the Group’s reserves and resources, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in the company’s annual reports of 30 June 2014 and subsequentpublic announcements. The technical information referred to in this report has been reviewed by Vivian Labuschagne (PLATO), mineral and resource manager, a full-time employee of the company. He approved this information in writing before the publication of the report.
ERGO KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED)
#
Ore milled (000’t) (Metric)(Imperial)
Dec 2014 Qtr
5 653
6 230
Sep 2014 Qtr
5 938
6 545
Dec 2014 Ytd
11 591
12 775
Yield (g/t)(oz/t) (Metric)(Imperial)
Dec 2014 Qtr
0.198
0.006
Sep 2014 Qtr
0.194
0.006
Dec 2014 Ytd
0.196
0.006
Gold produced (kg)(oz) (Metric)(Imperial)
Dec 2014 Qtr
1 120
36 010
Sep 2014 Qtr
1 151
37 005
Dec 2014 Ytd
2 271
73 015
Cash operating costs (R/kg)(US$/oz)
Dec 2014 Qtr
365 021
1 010
Sep 2014 Qtr
375 044
1 085
Dec 2014 Ytd
370 101
1 048
Cash operating costs (R/t)(US$/t)
Dec 2014 Qtr
72
6
Sep 2014 Qtr
73
6
Dec 2014 Ytd
73
6
Gold and silver revenue (R million)(US$ million)
Dec 2014 Qtr
487.0
43.3
Sep 2014 Qtr
528.5
49.2
Dec 2014 Ytd
1 015.5
92.5
Operating proﬁt (R million)(US$ million)
Dec 2014 Qtr
84.4
7.5
Sep 2014 Qtr
79.7
7.4
Dec 2014 Ytd
164.1
14.9
Proﬁt before income tax (R million)(US$ million) *
Dec 2014 Qtr
12.1
1.1
Sep 2014 Qtr
16.9
1.6
Dec 2014 Ytd
29.0
2.7
Capital expenditure (R million)(US$ million)
Dec 2014 Qtr
31.6
2.8
Sep 2014 Qtr
16.5
1.5
Dec 2014 Ytd
48.1
4.3
# The group only has one segment.
* The difference between the proﬁt before tax on the statement of proﬁt or loss and other comprehensive income relates to corporate head ofﬁce and all other.

FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS OR RIAAN DAVEL AT:
Tel:(+27) (0) 11 470 2600 • Fax: (+27) (0) 11 470 2618
Website: http://www.drdgold.com
Quadrum Ofﬁce Park, Building 1, 50 Constantia Boulevard,
Constantia Kloof Ext 28, South Africa
PO Box 390, Maraisburg, 1700, South Africa
FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our integrated report for the ﬁscal year ended 30 June 2014, which we ﬁled with the United States Securities and Exchange Commission on 31 October 2014 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statements included in this report have not been reviewed and reported on by DRDGOLD’s auditors.
DIRECTORS (*British)(**American)
Executives:
DJ Pretorius (Chief Executive Ofﬁcer)
AJ Davel (Chief Financial Ofﬁcer)
Independent non-executives:
GC Campbell* (Non-Executive Chairman)
EA Jeneker
J Turk **
JA Holtzhausen
Company Secretary:
TJ Gwebu
Sponsor:
One Capital